

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

Linda Powers
Chief Executive Officer and Chairman
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 26, 2018**
> **File No. 001-35737**

Dear Ms. Powers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Eric Scarazzo